February 29, 2024	1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  PIMCO Flexible Real Estate Income Fund (the “Fund”)

File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) additional comments on the Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on December 22, 2023. The below responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 (“PEA 4”) to the Fund’s registration statement. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s December 22, 2023 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Summary of Fund Expenses – Annual Fund Operating Expenses (page 16)

Comment 1: Please delete Footnote 5 of the fee table and the line item associated with it and move Footnote 5 and to a later section in the prospectus as the expense limitation agreement does not extend for at least one year from the effective date.

Response: The Fund will amend Footnote 5 and other references to the Expense Limitation Agreement’s expiration date to reflect that the Expense Limitation Agreement will not expire until May 2, 2025.

Comment 2: In Footnote 5 of the fee table, please briefly describe who can terminate the Expense Limitation Agreement and under what circumstances (Instruction 3(e) to Item 3 of Form N-1A).

Response: The Fund respectfully notes that Footnote 5 already includes the requested disclosure. Footnote 5 states that the Expense Limitation Agreement may be terminated by the Fund, without payment of any penalty, upon ninety (90) days’ prior written notice to PIMCO at its principal place of business.

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We believe that the foregoing will be responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further. Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Adam Teufel, Dechert LLP
Douglas P. Dick, Dechert LLP